Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.         Name and Address of Company

Ballard Power Systems Inc. (the “Company” or “Ballard”)

9000 Glenlyon Parkway

Burnaby, British Columbia

V5J 5J8

Item 2.         Date of Material Change

March 10, 2020

Item 3.         News Release

A news release was disseminated on March 10, 2020 via Canada Newswire.

Item 4.         Summary of Material Change

The Company entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Capital Markets Corp. (“BMO”) as lead agent and CIBC World Markets Corp, Cormark Securities Inc. and TD Securities (USA) LLC (together with BMO, the “Selling Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). The Company intends to issue up to US$75,000,000 of common shares (“Common Shares”) under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Nasdaq stock exchange (“Nasdaq”) or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.

Item 5.         Full Description of Material Change

5.1 Full Description of Material Change

The Company entered into an at-the-market Equity Distribution Agreement with the Selling Agents, thereby establishing an ATM Program. The Company intends to issue up to US$75,000,000 of Common Shares under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through Nasdaq or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.

Under the Equity Distribution Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions on the Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. Ballard is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement or (b) the termination of the Equity Distribution Agreement by BMO, on behalf of the Selling Agents, or the Company, as permitted therein. Ballard will pay the Selling Agents a commission rate of up to 2.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Selling Agents with customary indemnification and contribution rights. Ballard will also reimburse the Selling Agents for certain specified expenses in connection with entering into the Equity Distribution Agreement.

The ATM Program is being made pursuant to a prospectus supplement to the Company’s base shelf prospectus dated June 26, 2018, included in the Company’s existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of Canada (other than Quebec) and the United States Securities and Exchange Commission. Copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the Selling Agents will send the documents upon request by contacting BMO: BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, telephone: (800) 414-3627, email: bmoprospectus@bmo.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.         Omitted Information

Not applicable.

Item 8.         Executive Officer

Kerry Hillier, Corporate Secretary of the Company is knowledgeable about the material change described above. His business telephone number is (604) 454-0900.

Item 9.         Date of Report

March 19, 2020.